Sit Investment Associates
Mutual Funds Newsletter

Summer 2018

Fund Focus: Sit Tax-Free Income Fund

The Sit Tax-Free Income Fund invests primarily in investment-grade municipal bonds that pay high current income exempt from federal tax with preservation of capital. The income is free from federal regular income tax as well as the federal alternative minimum tax, which can be especially helpful for investors in higher income tax brackets.

The Fund opened in September 1988 with an investment objective focused on income, which the managers believe is responsible for the majority of a bond fund's return over a full market cycle. To achieve its objective, the Adviser tends to favor higher-yielding sectors such as housing, healthcare, and educational facilities. Additionally, the Fund invests more in revenue bonds than general obligation bonds for the same reason. Revenue bonds are backed and paid by the revenues generated from a facility or other specific revenue source, and usually have higher yields than general obligation bonds, which are backed by the taxation powers of a municipality.

Non-rated bonds provide another source of incremental yield for the portfolio. Non-rated bonds come from municipalities that forego having an independent agency rate their issues. Generally, the higher the credit rating, the lower the interest cost (coupon) to the municipality so it makes sense to pay for the rating process. However, that may not make economic sense if the issue is small in size or if it would likely receive a low credit rating. Sit's investment team finds opportunities in this space by analyzing non-rated bonds and assigning ratings to them using the same metrics as the various rating agencies, and then selecting issues with higher yields relative to similarly rated bonds.

Risk management is a very impor-tant part of this strategy. Portfolio managers normally keep durations within a specified range of the benchmark, the Bloomberg Barclays 5-Year Municipal Bond Index, to reduce interest rate risk. Credit risk is lowered by investing heavily in investment grade securities, and thoroughly researching non-rated bonds. Focusing on higher credit quality issues that generate significant cash flow and provide stable prepayment characteristics such as housing-related bonds helps significantly decrease liquidity risk. The Fund is also diversified, and maintains holdings across geographic regions as well as a broad selection of securities with the average holding making up less than 1% of the portfolio.

The Fund's income advantage has been a strong driver of performance over the years, and annual total returns for the 1-, 3-, and 5-year periods ended June 30, 2018 were 4.31%, 4.51% and 5.21%, respectively. As shown in the graph below, Morningstar®, Inc., an independent mutual fund rating ser-vice, ranks the Fund in the top 5% for all of these same periods. For investors seeking income, the Fund's 30-Day SEC Yield as of June 30, 2018 was 2.69%, which equates to well over 4% on a taxable-equivalent basis for those in the highest income tax bracket.

Fixed-income markets face challenges ahead as the Federal Reserve slowly pressures interest rates higher by raising short-term rates and unwinding its balance sheet. We expect to see tax-exempt rates also climb especially for shorter maturities, and the municipal yield curve to flatten. Our strategy will focus on income by emphasizing higher quality, long-term housing issues and other bonds with short call provisions and higher coupons to limit extension risk. As always, diversification will remain a key tenet in managing portfolio credit risk.

Additional information on sector allocations, quality ratings, and performance is available on page 17 of this newsletter or by visiting our website at www.sitfunds.com.

Sit Tax-Free Income Fund Rankings (as of June 30, 2018)



	1 Year	Rank	3 Year	Rank	5 Year	Rank
5th percentile	3.64%		3.71%		4.54%	
25th percentile	1.75		2.78		3.31	
50th percentile	1.09		2.25		2.78	
75th percentile	0.48		1.86		2.43	
95th percentile	-0.27		1.14		1.76	
# of observations	317		296		278	
Sit Tax-Free Fund	4.31	2	4.51	1	5.21	1

Universe: Morningstar Muni National Intermediate

Source: EVESTMENT®

Investment Outlook and Strategy Summary
by Roger J. Sit - Chairman and Chief Investment Officer



U.S. economic growth is gaining momentum due to pro-growth government policies. The current U.S. economic expansion remains underpinned by a virtuous cycle of improved confidence and spending. Leading macro indicators suggest U.S. economic momentum will continue to improve into at least 2019, with the knock-on effects of stimulative fiscal policies, deregulation, and still easy financial conditions delivering potential upside surprises. Real GDP growth is poised to rebound sharply to an annualized pace exceeding +3.5% in the second calendar quarter of 2018 from +2.0% in the first quarter, driven by gains in consumer spending, fixed investment, and private inventories as well as by a reversal in seasonal adjustment factor distortions. Modest growth detractors include higher oil prices, interest rates and the U.S. dollar. For the full year, we project real GDP growth will accelerate to +2.8% in calendar 2018 from +2.2% in 2017.

Newly imposed tariffs should have only a marginally negative impact on GDP growth in 2018, but continued escalation of trade tensions represents a notable risk to the outlook. The U.S. and its major trading partners are engaged in a contest of wills. Each new protectionist policy that the Trump administration reveals is met with responses in kind. As the Administration continues to look for other Chinese imports on which to apply more tariffs, it has alluded to curbs on China's access to U.S. technology as well. Although more dependent on foreign trade than the U.S., China is likely to resist policies it believes will undermine its long-term strategic goals. We remain optimistic that pragmatism will prevail, but we cannot rule out the possibility that rising trade tensions will start a negative feedback loop in the economy. The U.S. is much better positioned than most other countries to weather a trade battle given late-cycle fiscal stimulus and the economy's lower reliance on trade.

The direct positive impact of the Tax Cuts and Jobs Act of 2017 on GDP will wane after 2019. However, the benefit of second-order effects and deregulation will be longer lasting. Should the shock of a full-scale trade war, bubble burst, or other event drive the economy into a downturn, the highly-leveraged federal balance sheet will constrain a fiscal policy response. The Congressional Budget Office recently updated its federal budget outlook, projecting the budget deficit will approach $1 trillion in 2019. Gross debt will steadily swell to $30 trillion in 2025 from $20 trillion in 2017, with debt held by the public expanding to 91% of GDP from 78% over the same period. The Fed, in comparison, has somewhat greater flexibility and could slow or reverse monetary tightening.

Economic growth is moderating in the Euro Area and the U.K. as currency appreciation, global growth divergences, U.S. trade conflict, and policy uncertainty all take a toll. However, macro indicators continue to imply respectable growth prospects for the region. Consumers remain in solid shape, with confidence growing, unemployment decreasing and wages rising. A strengthening euro has weighed on exports, which account for nearly fifty percent of GDP. Increased trade tensions and policy uncertainty have negatively affected business conditions of late. These factors are impacting the U.K. as well, but the outlook for consumer spending is less positive. Asymmetrical economic growth, a perceived loss of national sovereignty, and the refugee crises have all helped fuel an upsurge in populism across Europe, upending the postwar political order and cultivating policy uncertainty.

Japan is running short on options to spur domestic demand following years of stimulus and reform efforts. Elevated debt and upward pressure on spending due to an aging population limit Japan's fiscal spending options. Monetary policy increasingly appears to have reached its limits. Therefore, we remain negative on the country's long-term outlook.

Escalating trade tensions, a stronger U.S. dollar, rising U.S. interest rates, and higher oil prices continue to weigh on a number of emerging market economies. China is easing policy amid signs of slower growth, and Brazil's nascent recovery faces challenges. Conversely, India is poised for better growth post reform. A U.S. – China trade conflict is a key risk for South Korea.

Fixed Income

As we anticipated, market consensus now expects four fed funds rate hikes in 2018 – up from three. While the FOMC raised the target fed funds rate by 25 basis points, it raised the interest paid on excess reserves by only 20 basis points. The Fed currently uses a target range for the fed funds rate (between 2.0 and 1.75), but the actual rate has been at the upper end of the range. The Fed has communicated that it intends to use lower rates on excess reserves as a tool to position the actual fed funds rate closer to the middle of the target range.

The Treasury has dramatically increased the issuance of T-bills to fund the government, which is putting upward pressure on short-term rates. Banks currently have over $2 trillion of excess reserves held at the Fed. Prior to the financial crisis, banks did not earn any interest on excess reserves, but the Fed has paid banks interest on excess reserves (IOER rate is currently 1.95%, costing American tax payers roughly $40 billion per year) since October 2008. Essentially, banks have too much money at the Fed and the Treasury does not have enough. Banks have not had incentives to make loans or buy bonds with excess reserves while getting such an attractive guaranteed rate on their excess cash. Interest rates earned on excess reserves need to be lower than what the bank can earn in T-bills. The Treasury's heavy reliance on T-bills (in conjunction with the reduction in IOER) may finally push interest rates to the point for the banks to take money from the excess reserves at the Fed and buy T-bills from the Treasury.

In an economy that is accelerating and a central bank that is removing accommodation, there is much debate over the level of the neutral fed funds rate. The technical definition of the neutral is the rate that neither stimulates nor restrains economic growth. Of late, the Fed has stressed its belief that the real rate of return over the next decade is likely to average 0.5 percent, implying that, with inflation expected to be near 2 percent, the new neutral level for short-term rates is just 2.5 percent. We prefer to look at market indicators such as Treasury Inflation Protected securities to gauge the market view of a real rate of return and inflation expectations, which are currently suggestive of a neutral rate closer to historical norms (3-4 percent in recent decades). We expect an accelerating economy to push up the real rate even further in the short term.

We continue to position portfolios defensively against rising rates and a flattening yield curve. Additional increases in the fed funds rate, combined with growing T-bill issuance, will continue to put upward pressure on the short end of the curve. Normalization of the Federal Reserve's balance sheet will also continue to impact negatively current coupon mortgages. While housing activity is sensitive to mortgage rates, demand remains underpinned by ongoing improvements in the labor market and overall economic activity. Investment grade corporate bond spreads continued to widen in the second calendar quarter. A renewed market focus on tariffs, M&A, supply and tighter monetary policy pushed spreads wider despite the positive backup for corporate fundamentals. We continue to favor higher quality credits going into the second half of 2018. We expect the yield curve to invert by year end. Given the strength of the economy and rising inflation, we do not expect the curve to invert sooner because any sort of breakthrough in trade negotiations will spike 10- and 30-year yields. Volatility will continue to increase as the Fed draws excess reserves from the financial system, manifesting itself in additional market corrections. Less intervention in the capital markets will provide ongoing trading opportunities.

The AAA tax-exempt municipal yield curve ended the second quarter little changed from the first quarter. We expect increases in short-term tax-exempt yields over the remainder of 2018 to lead to an even flatter yield curve.

Credit quality was the most significant driver of performance during the quarter, as lower quality issues outperformed higher quality issues. Insured bonds also outperformed during the quarter, as did tobacco, hospital, housing, industrial development revenue, and leasing issuers. Intermediate and long bonds generally outperformed shorter bonds, with 7- to 15-year bonds generally having the strongest returns during the quarter.

Municipal market issuance increased during the second quarter to $107 billion from an exceptionally light supply of $64 billion in the first quarter. We continue to project a meaningful decrease in year-over-year supply in 2018, largely due to the substantial decrease in first quarter issuance this year. Fund flows were light during the quarter with $1.3 billion of net inflows.

We continue to expect tax-exempt interest rates, particularly for shorter maturities, to rise modestly throughout the remainder of 2018 and the tax-exempt yield curve to flatten further. Our strategy continues to emphasize a combination of higher quality long-term housing issues and bonds possessing both short call provisions and higher coupons to limit risk. Our portfolios continue to provide meaningful current income, which has been shown to be the primary driver of total return over a full market cycle. We expect to maintain most portfolio durations near their current levels and, as always, view diversification as a key tenet in managing portfolio credit risk.

Equities

U.S. equities were the performance standouts in the second quarter, led by strength in the energy, U.S.-exposed consumer discretionary, and tech sectors. U.S. growth indices continued to outperform value indices, while the returns of domestic small cap stocks edged out those of large cap multinationals for the quarter. The MSCI Europe Index performed well on a local currency basis, but foreign exchange rates had a negative impact on U.S. dollar gains. The MSCI Japan Index lagged developed market peers as growing trade tensions have become a headwind for the export-heavy Japan equity market. The MSCI Emerging Markets Index fell -7.7% in U.S. dollars in the second quarter on weaker global economic growth concerns via protectionist trade policies, higher U.S. interest rates, and stronger dollar. Higher oil prices weighed on currencies and countries that rely heavily on oil imports.

Trade conflicts and policy uncertainty notwithstanding, global economic growth remains on solid footing, with global real GDP projected to expand about +3% over the next couple of years. Still, the manufacturing PMI, a key leading economic indicator, has begun to moderate from historically high levels in a number of regions outside the U.S. In contrast, U.S. economic growth is expected to accelerate into 2019. Widening global interest rate differentials as the Fed normalizes monetary policy may continue to exert upward pressure on the U.S. dollar in the intermediate term. The combination of higher interest rates and stronger U.S. dollar could strain highly leveraged emerging markets reliant on U.S. dollar-denominated debt. Thus, U.S. dollar appreciation might be self-perpetuating as investors flee certain emerging markets for the healthier growth prospects and relative safety of the U.S., providing an additional catalyst for domestic equities.

Bottom-up earnings for the S&P 500® Index are projected to increase +21% year-over-year in 2018 and +10% in 2019. While U.S. goods exports represent roughly 9 percent of GDP, a trade war would disproportionately impact negatively the Index given its 43 percent exposure to international sales. Although it is difficult to assess the earnings impact of escalating trade tensions at this point, U.S. equity markets appear to have, at least partially, discounted the threat.

Equity markets will remain volatile as monetary policy normalizes, global trade tensions vacillate, and the U.S. midterm elections approach. However, we anticipate investors will continue to bid U.S. stocks higher as the positive effects of supportive fiscal policy and still easy financial conditions persist.

We continue to believe a "barbell" approach provides a balanced risk-reward profile for equity portfolios as the economy remains vulnerable to external shocks. One side of the "barbell" emphasizes pro-cyclical exposure tilted towards capital spending and inflation beneficiaries, while the other side focuses on secular/traditional growth companies with visible earnings growth, strong balance sheets, and attractive valuations.

We maintain positions in well-capitalized financials and we are positive on the energy sector. We are adding to select positions in technology, capital goods, and transports on tariff-related volatility as well. Within international mandates, we are moving to a slight underweight in Europe, as well as maintaining an overweight stance in Asia (ex. Japan) and an underweight position in Japan and Latin America.

A Brief History of Traditional and Roth IRAs   by Steve Benjamin, CEBS, CRPC

The acronym "IRA" (i.e. Individual Retirement Account) has been part of our nation's vocabulary for a number of years. The IRA – now referred to as a "Traditional IRA" – has been around since the mid '70s and initially, only individuals not covered by their employer's retirement plan were permitted to make contributions.

Traditional IRA

When Traditional IRA eligibility rules expanded and contribution limits increased in the early '80s, deposits skyrocketed – from $5 billion in 1981 to $28 billion in 1982. If you made a contribution, you could take a tax deduction and reduce the amount of your income that was subject to tax in the current tax year on a dollar-for-dollar basis. As a result, you would receive a larger tax refund or would owe less money to the government. Who wouldn't want that? In addition to the attractiveness of the tax deduction, assets in a Traditional IRA would grow on a tax-deferred basis. Later, when you were in retirement and (presumably) in a lower tax bracket, you could tap your funds as needed.

Some individuals, however, viewed the flood of money into Traditional IRAs not as new retirement savings but simply as a shifting of assets by wealthy individuals to obtain an easy tax deduction. So in 1986, the Tax Reform Act made the deductibility of Traditional IRA contributions dependent upon three things: the amount of your annual income, your tax filing status and whether or not you (or your spouse) were covered by an employer-maintained retirement plan (e.g., 401(k), profit sharing, pension). The added complexity and low income thresholds suddenly made contributing to a Traditional IRA less appealing and contributions fell significantly.

Roth IRA

It wasn't long before Congress became concerned about the lack of retirement savings. They wanted to encourage more Americans to save for retirement without adding any new tax deductions to the system. So they dusted off an idea that had been discussed many years earlier and when the Taxpayer Relief Act of 1997 was signed into law, the Roth IRA was born.

Formerly named the "American Dream IRA," the Roth IRA was named for its leading proponent, the late Delaware Senator William Roth Jr. Contributions to a Roth IRA are not tax-deductible but – significantly – investment earnings can generally be withdrawn tax free if a Roth IRA has been open for 5 years and withdrawals are made after turning age 59½. A bonus was that at any time, contributions could be withdrawn tax and penalty-free. Also for a number of years, Traditional IRA owners whose income was less than $100,000 were permitted to convert some or all of their holdings to a Roth IRA, although converted amounts were generally taxable.

The Roth IRA was an immediate hit. In 1998, the first year it was available, more than $8 billion was contributed and almost $40 billion was converted to Roth IRAs. In 2010, the $100,000 annual income restriction was rescinded and the amount of conversions surged from $7 billion in 2009 to $64 billion in 2010.

Traditional or Roth?

But into which IRA is it more advantageous to contribute? If you're looking to answer the question from purely a mathematical perspective, the answer requires a little forecasting. For example, if you'll be in a lower tax bracket when you retire, you're generally better off contributing to a Traditional IRA. By deducting your contribution now, you'll lower your current tax bill; when you retire and withdraw money later, you'll pay less in taxes because of your lower tax bracket. On the other hand, if you find yourself in a higher tax bracket in retirement, you may want to contribute to a Roth IRA and pay less tax now than you will in retirement.

Assuming your Traditional IRA contributions are tax-deductible and your tax rates don't change, then it generally makes no difference where you contribute (see chart below). Based on past history, however, it seems unlikely that tax rates will remain the same in the future (see chart below). Therefore, just as it is prudent to own a diversified portfolio of investments, it may also be wise to diversify the "tax buckets" from which to draw your assets in the future.

Today, more than $9 trillion in IRA accounts make up the largest single component of the $28 trillion retirement assets held by Americans. An IRA is easy to establish and contributions are always voluntary. If you'd like, contributions can be deducted automatically from your checking or savings account each month on a day of your choice. For more information, please give us a call at 1-800-332-5580 or visit our website at www.sitfunds.com and click on "Retirement and Education Plans."

	Traditional IRA	Roth IRA
Contributions	$10,000	$10,000
Less 25% Income Tax	N/A	($2,500)
Amount Invested	$10,000	$7,500
Balance after 30 Years*	$100,627	$75,470
Less 25% Income Tax	($25,157)	N/A
After-Tax Value	$75,470	$75,470

Year	Federal Income Tax Rates
1987	15%, 28%
1991	15%, 28%, 31%
1998	15%, 28%, 31%, 36%, 39.6%
2004	10%, 15%, 25%, 28%, 33%, 35%
2013	10%, 15%, 25%, 28%, 33%, 35%, 39.6%
2018	10%, 12%, 22%, 24%, 32%, 35%, 37%

*This is a simplified example. An 8% investment return is for illustrative purposes only. The growth of your savings will be based on the actual performance of the investments you choose. Past performance is no guarantee of future results.

Sit Mutual Funds 2018 Annual Shareholder Luncheon

The Sit Mutual Funds 2018 annual shareholders luncheon will be held at the Edina Country Club in Edina, Minnesota on Monday, October 22nd at 11:30 AM.

Invitations to this year's luncheon will be mailed in September to shareholders residing in Minnesota, Wisconsin, North Dakota, South Dakota and Iowa. All Sit Mutual Funds direct shareholders (shareholders whose accounts are maintained directly through Sit Mutual Funds) are welcome and encouraged to attend. Reservations will be accepted after September 24, 2018.

Sit Dividend Growth Fund

As of June 30, 2018

FUND PERFORMANCE (%)

		Annualized Returns					
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[(1)]
Class I Shares	**1.01**	**10.36**	**9.80**	**11.11**	**9.45**	**9.54**	**1.74**
S&P 500® Index	3.43	14.37	11.93	13.42	10.17	8.57	
Class S Shares	**0.94**	**10.06**	**9.52**	**10.84**	**9.17**	**8.83**	**1.49**
S&P 500 Index	3.43	14.37	11.93	13.42	10.17	8.50	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOP TEN HOLDINGS

Company Name	% of Net Assets
Microsoft Corp.	3.5
Verizon Communications, Inc.	3.2
Johnson & Johnson	2.9
Apple, Inc.	2.7
JPMorgan Chase & Co.	2.7
Home Depot, Inc.	2.3
Becton Dickinson and Co.	2.2
Abbott Laboratories	2.2
UnitedHealth Group, Inc.	2.0
Broadcom, Inc.	2.0
Total	25.6

PORTFOLIO SECTOR ALLOCATION (%)

Finance	16.0
Health Technology	12.2
Electronic Technology	9.7
Producer Manufacturing	9.3
Consumer Non-Durables	8.1
Technology Services	7.0
Energy Minerals	6.8
Retail Trade	4.8
Sectors Less Than 4.8%	25.6
Cash and Other Net Assets	0.5

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$918.6
S Share Assets (Millions):	$51.3
Number of Holdings:	82
Wtd. Avg. Market Cap (Billions):	$155.6
Median Market Cap (Billions):	$57.5
Turnover Rate:	68.4 %

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the S&P 500® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 28 years
Kent L. Johnson, CFA, 29 years
Michael J. Stellmacher, CFA, 27 years

FUND DETAILS

	Class I	Class S
Ticker:	SDVGX	SDVSX
CUSIP:	82980D-70-7	82980D-80-6
Inception Date:	12/31/03	3/31/06
Expense Ratio:	0.70%	0.95%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Dividend Growth Fund is found on page 19.

Sit Small Cap Dividend Growth Fund

As of June 30, 2018

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the Russell 2000® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying, growth-oriented common stocks that it believes exhibit the potential for growth and growing dividend payments. The Adviser invests in companies with maximum capitalizations, at the time of purchase, of $3 billion or the market capitalization of the largest company included in the Russell 2000® Index measured at the end of the previous 12 months. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 28 years
Kent L. Johnson, CFA, 29 years
Robert W. Sit, CFA, 26 years
Michael T. Manns, 31 years

FUND DETAILS

	Class I	Class S
Ticker:	SSCDX	SDFSX
CUSIP:	82980D-86-3	82980D-85-5
Inception Date:	3/31/15	3/31/15
Expense Ratio:	1.00%	1.25%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns: 1 Year	3 Year	Since Inception	30-Day SEC Yield[1]
Class I Shares	**2.50**	**8.00**	**8.36**	**7.56**	**1.19**
Class S Shares	**2.44**	**7.74**	**8.07**	**7.29**	**0.94**
Russell 2000® Index	7.75	17.57	10.96	10.21	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOP TEN HOLDINGS

Company Name	% of Net Assets
East West Bancorp, Inc.	2.4
MKS Instruments, Inc.	2.4
Provident Financial Services, Inc.	2.2
Wintrust Financial Corp.	1.9
Monolithic Power Systems, Inc.	1.9

Company Name	% of Net Assets
Pinnacle Foods, Inc.	1.7
Capella Education Co.	1.6
Encompass Health Corp.	1.6
Orion Engineered Carbons SA	1.6
Booz Allen Hamilton Holding Corp.	1.6
Total	18.8

PORTFOLIO SECTOR ALLOCATION (%)

Finance	23.5
Producer Manufacturing	10.5
Process Industries	8.8
Consumer Services	7.0
Health Technology	6.0
Electronic Technology	5.7
Commercial Services	4.7
Consumer Durables	4.6
Sectors Less Than 4.5%	22.4
Cash and Other Net Assets	6.8

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$14.6
S Share Assets (Millions):	$3.9
Number of Holdings:	93
Wtd. Avg. Market Cap (Billions):	$4.2
Median Market Cap (Billions):	$3.4
Turnover Rate:	29.7 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Fund invests in small-cap stocks, which involve additional risks such as limited liquidity & greater volatility. **Russell 2000® Index** is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Small Cap Dividend Growth Fund is found on page 19.

Sit Global Dividend Growth Fund

As of June 30, 2018

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	Since Inception	30-Day SEC Yield[1]
Class I Shares	**-0.02**	**6.46**	**5.43**	**6.95**	**8.47**	**1.85**
Class S Shares	**-0.15**	**6.13**	**5.16**	**6.68**	**8.19**	**1.60**
MSCI World Index	1.73	11.09	8.48	9.94	8.24	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	22.3
Producer Manufacturing	9.8
Health Technology	8.8
Consumer Non-Durables	8.6
Process Industries	8.5
Technology Services	7.3
Electronic Technology	6.0
Energy Minerals	5.2
Sectors Less Than 5.0%	20.1
Cash and Other Net Assets	3.4

PORTFOLIO COUNTRY ALLOCATION (%)

United States	68.4
Germany	5.9
Netherlands	4.5
United Kingdom	4.3
Canada	3.0
Switzerland	2.9
Spain	2.6
Ireland	2.1
3 Countries Less Than 2.1%	2.9
Cash and Other Assets	3.4

TOP TEN HOLDINGS

Company Name	% of Net Assets
Microsoft Corp.	4.4
Verizon Communications, Inc.	3.5
JPMorgan Chase & Co.	3.1
Johnson & Johnson	2.6
Pfizer, Inc.	2.3
Apple, Inc.	2.3
Allianz SE, ADR	2.2
AbbVie, Inc.	2.1
Nestle SA	2.1
Union Pacific Corp.	2.0
Total	16.0

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$28.8
S Share Assets (Millions):	$3.2
Number of Holdings:	67
Wtd. Avg. Market Cap (Billions):	$160.1
Median Market Cap (Billions):	$66.5
Turnover Rate:	19.8 %

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the MSCI World Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund will invest significantly (at least 40% of its net assets) in companies outside the U.S. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
 Roger J. Sit, 28 years
 Kent L. Johnson, CFA, 29 years
 Raymond E. Sit, 25 years
 Michael J. Stellmacher, CFA, 27 years
 Tasha M. Murdoff, 22 years

FUND DETAILS

	Class I	Class S
Ticker:	GDGIX	GDGSX
CUSIP:	82980D-88-9	82980D-87-1
Inception Date:	9/30/08	9/30/08
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is an unman-aged free float-adjusted market capitalization index that measures the equity market performance of 23 Developed Markets countries. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Global Dividend Growth Fund is found on page 19.

Sit Balanced Fund

As of June 30, 2018

INVESTMENT OBJECTIVE

Long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing in a diversified portfolio of stocks and bonds. In seeking to achieve the Fund's long-term capital growth objective, the Fund invests in common stocks of growth companies. To provide shareholders with regular income, the Fund invests in fixed-income securities and/or common stocks selected primarily for their dividend payment potential.

EQUITY INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

FIXED-INCOME INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 28 years
Bryce A. Doty, CFA, 28 years
Ronald D. Sit, CFA, 34 years

FUND DETAILS

Ticker:	SIBAX
CUSIP:	82980D-20-2
Inception Date:	12/31/93
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Balanced	**1.32**	**9.84**	**7.85**	**9.15**	**6.93**	**7.07**
S&P 500® Index	3.43	14.37	11.93	13.42	10.17	9.58
Bloomberg Barclays Aggregate Bond Index	-0.16	-0.40	1.72	2.27	3.72	5.12

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP HOLDINGS

Stocks

Company Name	% of Net Assets
Apple, Inc.	2.3
Microsoft Corp.	2.1
Alphabet, Inc.	2.1
Amazon.com, Inc.	1.8
Visa, Inc.	1.8

Bonds

Company Name	% of Net Assets
U.S. Treasury Bill, 1.67%, 7/12/18	1.3
U.S. Treasury Note, 3.13%, 5/15/48	1.1
FHLMC, 6.00%, 12/15/28	0.6
Xilinx, Inc., 2.95%, 6/1/24	0.5
EI du Pont de Nemours, 6.50%, 1/15/28	0.5

PORTFOLIO ALLOCATION (%)

Stocks	56.7
Bonds	34.0
Cash and Other Net Assets	9.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$37.5
Number of Holdings:	241

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **Bloomberg Barclays Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment-grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Balanced Fund is found on page 19.

Sit ESG Growth Fund

FUND PERFORMANCE (%)

		Annualized Returns	
	3 Month	1 Year	Since Inception
Class I Shares	**1.39**	**10.57**	**11.84**
Class S Shares	**1.31**	**10.37**	**11.57**
MSCI World Index	1.73	11.09	14.59

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Allianz SE, ADR	3.6	Intel Corp.	2.7
Microsoft Corp.	3.5	Ingersoll-Rand, PLC	2.6
Verizon Communications, Inc.	3.2	Home Depot, Inc.	2.5
JPMorgan Chase & Co.	3.2	Alphabet, Inc.	2.5
Suncor Energy, Inc.	2.9	Marriott International, Inc.	2.4
		Total	29.0

PORTFOLIO SECTOR ALLOCATION (%)

Finance	18.6
Technology Services	11.5
Health Technology	9.1
Consumer Non-Durables	8.7
Consumer Services	8.6
Producer Manufacturing	7.6
Energy Minerals	5.8
Process Industries	5.8
Sectors Less Than 5.0%	20.5
Cash and Other Net Assets	3.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$3.0
Number of Holdings:	52
Wtd. Avg. Market Cap (Billions):	$169.5
Median Market Cap (Billions):	$89.4
Turnover Rate:	15.0 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in companies that the Adviser believes have strong environmental, social and corporate governance (ESG) practices at the time of purchase. Environmental factors may include, for example, environmental footprint, pollution impact and resource management. Social factors may include, for example, human capital concerns, product safety, workplace diversity and employee welfare. Governance factors may include, for example, corporate governance concerns, business ethics, sustainability policy and public policy concerns. The Fund invests in the common stock of U.S and foreign companies. The Fund invests primarily in companies of large to medium capitalizations (companies with market capitalization in excess of $2 billion).

INVESTMENT STYLE

	Style		
	Value	Blend	Growth
Large			■
Mid			
Small			

Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
 Roger J. Sit, 28 years
 David A. Brown, 23 years
 Kent L. Johnson, CFA, 29 years
 Michael T. Manns, 31 years
 Tasha M. Murdoff, 22 years

FUND DETAILS

	Class I	Class S
Ticker:	IESGX	SESGX
CUSIP:	82980D-84-8	82980D-83-0
Inception Date:	6/30/16	6/30/16
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of 23 Developed Markets countries. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit ESG Growth Fund is found on page 19.

Sit Large Cap Growth Fund

As of June 30, 2018

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more. The Adviser invests in domestic growth-oriented companies it believes exhibit the potential for superior growth. The Fund focuses on stocks issued by companies with long records of earnings and revenue growth.

INVESTMENT STYLE

Style

Cap Size	Value	Blend	Growth
Large			■
Mid			
Small			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Roger J. Sit, 28 years
Ronald D. Sit, CFA, 34 years
Michael J. Stellmacher, CFA, 27 years

FUND DETAILS

Ticker:	SNIGX
CUSIP:	829797-10-9
Inception Date:	9/2/82
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Large Cap Growth	**3.01**	**16.93**	**11.99**	**13.81**	**8.91**	**10.20**
Russell 1000® Growth Index	5.76	22.51	14.98	16.36	11.83	11.43

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Alphabet, Inc.	6.9	Adobe Systems, Inc.	3.1
Apple, Inc.	6.6	Facebook, Inc.	3.1
Microsoft Corp.	5.7	Broadcom, Inc.	2.4
Amazon.com, Inc.	3.9	Home Depot, Inc.	2.2
Visa, Inc.	3.8	UnitedHealth Group, Inc.	2.1
		Total	39.7

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	27.7
Electronic Technology	14.3
Producer Manufacturing	8.6
Consumer Services	8.0
Retail Trade	8.0
Health Technology	7.0
Finance	6.3
Process Industries	4.1
Sectors Less Than 4.0%	14.2
Cash and Other Net Assets	1.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$118.8
Number of Holdings:	67
Wtd. Avg. Market Cap (Billions):	259.5
Median Market Cap (Billions):	73.1
Turnover Rate:	15.2 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Russell 1000® Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Large Cap Growth Fund is found on page 19.

Sit Mid Cap Growth Fund

As of June 30, 2018

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Mid Cap Growth	**2.21**	**9.42**	**5.37**	**9.98**	**7.09**	**11.46**
Russell Midcap® Growth Index	3.16	18.52	10.73	13.37	10.45	n/a

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 12/31/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
TJX Cos., Inc.	3.1	PTC, Inc.	2.3
Arista Networks, Inc.	3.1	Skyworks Solutions, Inc.	2.3
Broadcom, Inc.	2.8	Ecolab, Inc.	2.3
Waste Connections, Inc.	2.7	Ulta Beauty, Inc.	2.3
Booking Holdings, Inc.	2.4	Applied Materials, Inc.	2.2
		Total	25.6

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	21.0
Electronic Technology	12.7
Finance	10.2
Producer Manufacturing	8.5
Health Technology	7.8
Retail Trade	6.3
Consumer Services	5.1
Process Industries	4.6
Sectors Less Than 4.0%	20.2
Cash and Other Net Assets	3.6

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$158.5
Number of Holdings:	78
Wtd. Avg. Market Cap (Billions):	$25.5
Median Market Cap (Billions):	$13.1
Turnover Rate:	28.9 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $2 billion to $15 billion. The Adviser invests in domestic growth-oriented medium to small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Roger J. Sit, 28 years
  Kent L. Johnson, CFA, 29 years
  Robert W. Sit, CFA, 26 years

FUND DETAILS

Ticker:	NBNGX
CUSIP:	829796-10-1
Inception Date:	9/2/82
Expense Ratio:	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell Midcap® Growth Index** is an unmanaged index that measures the performance of those Russell Mid Cap® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell Mid Cap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Mid Cap Growth Fund is found on page 19.

Sit Small Cap Growth Fund

As of June 30, 2018

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000 Index measured at the end of the previous 12 months. The Adviser invests in domestic growth-oriented small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 28 years
Kent L. Johnson, CFA, 29 years
Robert W. Sit, CFA, 26 years
Michael J. Stellmacher, CFA, 27 years

FUND DETAILS

Ticker:	SSMGX
CUSIP:	82980D-30-1
Inception Date:	7/1/94
Expense Ratio:	1.50%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Small Cap Growth	**4.55**	**12.68**	**4.06**	**8.80**	**7.39**	**10.21**
Russell 2000® Growth Index	7.23	21.86	10.60	13.65	11.24	8.57

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Arista Networks, Inc.	2.5	PTC, Inc.	1.8
Take-Two Interactive Software, Inc.	2.4	Vail Resorts, Inc.	1.8
Skyworks Solutions, Inc.	2.1	Paycom Software, Inc.	1.8
Waste Connections, Inc.	2.1	Sarepta Therapeutics, Inc.	1.8
SVB Financial Group	1.8	Booz Allen Hamilton Holding Corp.	1.8
		Total	19.8

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	15.3
Health Technology	15.0
Producer Manufacturing	9.2
Electronic Technology	8.4
Consumer Services	8.3
Finance	7.3
Consumer Durables	5.9
Industrial Services	5.3
Sectors Less Than 5.0%	20.3
Cash and Other Net Assets	5.0

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$100.0
Number of Holdings:	94
Wtd. Avg. Market Cap (Billions):	$7.6
Median Market Cap (Billions):	$5.2
Turnover Rate:	29.0 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000® Growth Index** is an unmanaged index that measures the performance of those Russell 2000® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Small Cap Growth Fund is found on the last page of this publication.

Sit International Growth Fund

As of June 30, 2018

FUND PERFORMANCE (%)

| | 3 Month | Annualized Returns | | | | |
		1 Year	3 Year	5 Year	10 Year	Since Inception
International Growth	-1.64	**4.06**	**2.48**	**4.44**	**1.20**	**3.99**
MSCI EAFE Index	-1.24	6.84	4.90	6.44	2.84	5.41

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	19.8
Consumer Non-Durables	11.6
Producer Manufacturing	11.4
Technology Services	8.8
Process Industries	6.0
Health Technology	5.6
Electronic Technology	5.5
Consumer Durables	5.4
Sectors Less Than 5.0%	23.0
Cash and Other Net Assets	2.9

PORTFOLIO COUNTRY ALLOCATION (%)

United Kingdom	21.7
France	10.0
Netherlands	9.7
Germany	8.9
China/Hong Kong	8.3
Japan	7.8
Switzerland	6.9
Canada	5.9
10 Countries Less Than 5.9%	17.9
Cash and Other Assets	2.9

TOP TEN HOLDINGS

Company Name	% of Net Assets
Nestle SA	2.7
Royal Dutch Shell, PLC, ADR	2.4
Tencent Holdings, Ltd.	2.3
Suzuki Motor Corp.	2.3
Suncor Energy, Inc.	2.2
Safran SA	2.2
ING Groep NV	2.1
Allianz SE	2.1
LyondellBasell Industries NV	2.0
Industria de Diseno Textil SA	2.0
Total	22.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$23.9
Number of Holdings:	73
Wtd. Avg. Market Cap (Billions):	$84.0
Median Market Cap (Billions):	$46.0
Turnover Rate:	16.4 %

INVESTMENT OBJECTIVE

Long-term growth.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside the United States. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that it believes have earnings growth prospects that are greater than the average. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Roger J. Sit, 28 years
Tasha M. Murdoff, 22 years

FUND DETAILS

Ticker:	SNGRX
CUSIP:	82980D-10-3
Inception Date:	11/1/91
Expense Ratio:	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI EAFE Index** (Europe Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the U.S. and Canada. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit International Growth Fund is found on page 19.

Sit Developing Markets Growth Fund

As of June 30, 2018

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled in a developing market. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that appear to have strong earnings growth prospects. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE

Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 28 years
Raymond E. Sit, 25 years

FUND DETAILS

Ticker:	SDMGX
CUSIP:	82980D-40-0
Inception Date:	7/1/94
Expense Ratio:	1.40%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Developing Markets Growth	**-3.85**	**14.94**	**7.01**	**5.00**	**0.55**	**4.43**
MSCI Emerging Markets Index	-8.66	5.81	3.23	2.61	-0.16	3.40

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	20.5
Retail Trade	15.1
Electronic Technology	13.7
Consumer Services	8.2
Health Technology	7.7
Energy Minerals	7.3
Technology Services	7.3
Investment Companies	3.4
Sectors Less Than 3.4%	12.3
Cash and Other Net Assets	4.5

PORTFOLIO COUNTRY ALLOCATION (%)

China/Hong Kong	40.4
South Korea	12.2
South Africa	8.5
Taiwan	6.7
India	5.9
Chile	4.5
Israel	3.2
Japan	2.5
8 Countries Less Than 2.5%	11.6
Cash and Other Assets	4.5

TOP TEN HOLDINGS

Company Name	% of Net Assets
Alibaba Group Holding, Ltd., ADR	5.3
Tencent Holdings, Ltd.	5.2
Samsung Electronics Co., Ltd.	4.7
TAL Education Group, ADR	3.8
Naspers, Ltd.	3.7
iShares MSCI India ETF	3.4
CSPC Pharmaceutical Group, Ltd.	3.3
NICE Systems, Ltd., ADR	3.2
Geopark, Ltd.	3.1
China Construction Bank Corp.	3.0
Total	38.5

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$11.0
Number of Holdings:	44
Wtd. Avg. Market Cap (Billions):	$101.0
Median Market Cap (Billions):	$22.6
Turnover Rate:	30.3 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI Emerging Markets Index** (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of emerging markets. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Developing Markets Growth Fund is found on page 19.

Sit U.S. Government Securities Fund

As of June 30, 2018

FUND PERFORMANCE (%)

		Annualized Returns					
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[1]
U.S. Government Securities	**0.30**	**0.60**	**0.93**	**1.07**	**2.36**	**5.22**	**2.76**
Bloomberg Barclays Intermediate Government Index	0.06	-0.73	0.63	1.04	2.41	5.36	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

CMO	51.2
FNMA Pass-Through	20.6
GNMA Pass-Through	13.0
FHLMC Pass-Through	7.7
Asset-Backed	2.1
U.S. Treasury/Federal Agy.	1.4
Cash & Other Net Assets	2.9

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$498.7
Average Maturity:	18.7 Years
Effective Duration:	2.1 Years

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

INVESTMENT STYLE

Duration — Short / Interm / Long; *Quality* — High / Mid / Low (Short/High highlighted)

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
 Michael C. Brilley, 50 years
 Bryce A. Doty, CFA, 28 years
 Mark H. Book, CFA, 31 years

FUND DETAILS

Ticker:	SNGVX
CUSIP:	829800-10-1
Inception Date:	6/2/87
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays Intermediate Government Index** is a sub-index of the Bloomberg Barclays Government Bond Index covering issues with remaining maturities of between three and five years. The Bloomberg Barclays Government Bond Index is an Index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Mortgage-backed securities involve risk of loss due to prepayments and defaults.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit U.S. Government Securities Fund is found on the back page of this publication.

Sit Quality Income Fund

As of June 30, 2018

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing under normal market conditions at least 80% of its assets in debt securities issued by the U.S. government and its agencies, debt securities issued by corporations, mortgage and other asset-backed securities.

The Fund invests at least 50% of its assets in U.S. government debt securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. The balance of the Fund's assets will be invested in investment grade debt securities issued by corporations and municipalities, and mortgage and other asset backed securities. Investment grade debt securities are rated at the time of purchase within the top four rating categories by a Nationally Recognized Statistical Rating Organization or of comparable quality as determined by the Adviser. The Fund's dollar-weighted average portfolio quality is expected to be "A" or better.

INVESTMENT STYLE

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Michael C. Brilley, 50 years
  Bryce A. Doty, CFA, 28 years
  Mark H. Book, CFA, 31 years
  Christopher M. Rasmussen, CFA, 18 Years

FUND DETAILS

Ticker:	SQIFX
CUSIP:	82979K-50-6
Inception Date:	12/31/12
Expense Ratio:	0.90%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	5 Year	Since Inception	30-Day SEC Yield[1]
Quality Income	**0.23**	**0.52**	**0.61**	**0.56**	**0.55**	**2.27**
Bloomberg Barclays U.S. 1-3 Gov't/Credit Index	0.28	0.21	0.71	0.84	0.78	

3-month and since inception returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

U.S. Treasury/Federal Agency	32.2
Mortgage Pass-Through (Agy.)	17.9
Corporate Bonds	17.7
Asset-Backed (non-agency)	15.2
CMO (non-agency)	7.8
Taxable Municipal	4.4
Taxable Municipal (Agy-Backed)	2.6
Cash & Other Net Assets	2.2

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$77.7
Average Maturity:	9.0 Years
Effective Duration:	1.1 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays U.S. 1-3 Year Government/Credit Index** is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Mortgage- and asset-backed securities involve risk of loss due to prepayments and defaults.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Quality Income Fund is found on page 19.

Sit Tax-Free Income Fund

As of June 30, 2018

FUND PERFORMANCE (%)

| | 3 Month | Annualized Returns | | | | |
		1 Year	3 Year	5 Year	10 Year	Since Inception
Tax-Free Income	**0.81**	**4.31**	**4.51**	**5.21**	**4.83**	**5.22**
Bloomberg Barclays 5-Year Muni Index	0.87	0.27	1.62	2.07	3.46	4.93

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

YIELDS / DISTRIBUTION RATES (%)

		Tax-Equivalent 30-Day Yields	
30-Day SEC Yield	2.69	38.8% Tax Rate	4.40
		40.8% Tax Rate	4.54

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields include the 3.8% net investment income tax for the top three brackets, and represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate.

PORTFOLIO SECTOR ALLOCATION (%)

Single Family Mortgage	23.9
Multi Family Mortgage	23.8
Other Revenue	8.6
Insured	7.1
Education/Student Loan	6.2
General Obligation	6.0
Hospital / Health Care	4.1
Investment Companies	3.9
Sectors Less Than 3.0%	9.1
Cash and Other Net Assets	7.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$210.6
Average Maturity:	17.0 Years
Duration to Estimated Avg. Life:	4.0 Years

INVESTMENT OBJECTIVE

High current income that is exempt from federal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

INVESTMENT STYLE

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
 Michael C. Brilley, 50 years
 Paul J. Jungquist, CFA, 24 years

FUND DETAILS

Ticker:	SNTIX
CUSIP:	829799-10-5
Inception Date:	9/29/88
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Tax-Free Income Fund is found on the last page of this publication.

Sit Minnesota Tax-Free Income Fund

As of June 30, 2018

INVESTMENT OBJECTIVE

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

INVESTMENT STYLE



INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Michael C. Brilley, 50 years
  Paul J. Jungquist, CFA, 24 years

FUND DETAILS

Ticker:	SMTFX
CUSIP:	82979K-10-0
Inception Date:	12/1/93
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Minnesota Tax-Free Income	**0.89**	**2.88**	**3.08**	**3.76**	**4.53**	**4.67**
Bloomberg Barclays 5-Year Muni Bond Index	0.87	0.27	1.62	2.07	3.46	4.20

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

YIELDS / DISTRIBUTION RATES (%)

		Tax-Equivalent 30-Day Yields	
30-Day SEC Yield	2.72	44.83% Tax Rate	5.30
		46.63% Tax Rate	5.51

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate. The effective combined federal and Minnesota rates include the federal 3.8% net investment income tax for the top two tax brackets and a Minnesota tax rate of 9.85%.

PORTFOLIO SECTOR ALLOCATION (%)

Multi Family Mortgage	19.9
Single Family Mortgage	18.2
Hospital / Health Care	15.7
Education/Student Loan	13.0
General Obligation	7.1
Municipal Lease	5.5
Other Revenue	5.0
Utility	4.4
Sectors Less Than 4.0%	8.8
Cash and Other Net Assets	2.4

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$567.1
Average Maturity:	16.2 Years
Duration to Estimated Avg. Life:	4.6 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Income from tax-exempt funds may be subject to state and local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Minnesota Tax-Free Income Fund is found on page 19.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. The market value of securities held by the Fund may fall or fail to rise. More information on these risks considerations, as well as information on other risks to which the Fund is subject are included in each Fund's prospectus. Prospectuses may be obtained on the Sit Mutual Funds website at www.sitfunds.com or by calling 800-332-5580 to request a prospectus.

Principal investment risks of each Sit Mutual Fund:

Sit Balanced Fund: The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Developing Markets Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. Risks are enhanced for emerging market issuers. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Dividend Growth Fund: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit ESG Growth Fund: Stocks of companies with ESG practices may not experience the same capital appreciation as companies without ESG practices. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Global Dividend Growth Fund: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit International Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Large Cap Growth Fund: The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Mid Cap Growth Fund: Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Minnesota Tax-Free Income Fund: Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. Tax, legislative, regulatory, demographic or political changes in Minnesota, as well as changes impacting Minnesota's financial, economic or other conditions may adversely impact the Fund. The Fund may be more adversely affected than other funds by future changes in federal or state income tax laws.
A relatively small number of Minnesota tax-exempt issuers may necessitate the fund investing a larger portion of its assets in a limited number of issuers than a more diversified fund, and the Fund may be more susceptible to any single economic, political or regulatory occurrence than a more diversified fund.
The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit Quality Income Fund: Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit Small Cap Dividend Growth: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

(Principal investment risks of each Sit Mutual Fund are continued on next page.)

Sit Investment Associates
Sit Mutual Funds
80 S. Eighth Street, 3300 IDS Center
Minneapolis, MN 55402

In this issue,

Fund Focus: Sit Tax-Free Income Fund • Investment Outlook and Strategy Summary • Traditional and Roth IRAs • Sit Annual Shareholder Luncheon • Sit Mutual Funds Second Quarter 2018 Performance

Principal investment risks of each Sit Mutual Fund (continued)

Sit Small Cap Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Tax-Free Income Fund: Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. The Fund's municipal securities may be particularly affected by the political, demographic, legislative and economic conditions and developments in the issuing states and their political subdivisions, and the Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors.Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes.There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit U.S. Government Securities Fund: Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable

The Sit Mutual Funds Newsletter is published quarterly by Sit Investment Associates, 3300 IDS Center, 80 S. 8th Street, Minneapolis, MN 55402-2211. Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.